ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 NOV 20 AM 7:21

14 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

03037562

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

11/20

ventracor

asx announcement

Results of 2003 Annual General Meeting

Sydney, 14 November 2003: In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, notice is hereby given that the shareholders of Ventracor Limited approved the following resolutions at the Annual General Meeting of shareholders held on Thursday 13 November 2003.

Resolutions decided on a Show of Hands

Resolution 1: Receive Financial Statements and Reports for the year ended 30 June 2003

Resolution 3: Increase in the maximum aggregate remuneration available to Non-Executive Directors

Resolution 4: Approve previous placement to institutional investors and sophisticated investor clients of ABN AMRO Morgans Limited

Resolutions decided on a Poll

Motion	Total number of votes cast on the poll	Votes cast in favour of the resolution	Votes cast against the resolution	Votes cast abstaining on the resolution
2. Re-election of Director: Mr John Massey	**31,318,841**	**23,272,214**	**7,831,018**	**215,609**

Summary of Proxy Votes

Motion	Total number of proxy votes exercisable	Proxy to vote for the resolution	Proxy to vote against the resolution	Proxy to abstain on the resolution	Proxy may vote at Proxy's discretion
1. Receive Financial Statements and Reports	26,086,089	18,598,123	181,753	210,498	7,095,715
2. Re-election of Mr Massey	26,149,862	14,981,430	3,903,235	215,609	7,049,588
3. Increase maximum aggregate remuneration for non-executive directors	25,459,913	10,596,885	7,354,325	729,767	6,778,936
4. Approve previous placement	18,004,852	11,903,234	1,503,215	390,554	4,207,859

Bernadette Kerrigan
Company Secretary and Legal Counsel
13 November 2003